SEC 18006026

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Received
MAR 01 2018
WASH, D.C.

SEC FILE NUMBER
8- 69639

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Suisse LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Fourth Avenue, Suite 1500
(No. and Street)

Seattle (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steffen Buschbacher (206) 957-2390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson Sullivan LLP
(Name – *if individual, state last, first, middle name*)

601 Union St (Address) Seattle (City) WA (State) 98101 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Steffen Buschbachker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Suisse LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF WASHINGTON)
) ss.
COUNTY OF KITSAP)

I certify that I know or have satisfactory evidence that Steffen Buschbacher is the person who appeared before me, and said person acknowledged that he signed this instrument, and on oath stated that he was authorized to execute the instrument and acknowledged it as the Chief Executive Officer of Capital Suisse LLC to be the free and voluntary act of such party for the uses and purposes mentioned in the instrument.

Given under my hand and seal of office this 28th day of February, 2018

Duncan R. Connelly

DUNCAN R. CONNELLY
Commission Expires
NOTARY
PUBLIC
07-09-2019
STATE OF WASHINGTON

Notary Public for the State of Washington residing at Bainbridge Island, WA

Printed Name: Duncan R. Connelly

My Commission Expires: July 9, 2019

CAPITAL SUISSE LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2017

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

CAPITAL SUISSE LLC

CONTENTS

petersonsullivan LLP
Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
Capital Suisse LLC
Seattle, Washington

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capital Suisse LLC, ("the Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

Peterson Sullivan LLP

Seattle, Washington
February 27, 2018

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

CAPITAL SUISSE LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash	$	76,931
Accounts Receivable		80,349
Prepayments and Other Assets		1,951
Total Assets	**$**	**159,231**
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts Payable	$	77,279
Accrued Liabilities		6,410
Total Liabilities	$	83,689
Members' Equity		
Members' Equity	$	75,542
Total Liabilities and Members' Equity	**$**	**159,231**

The accompanying notes are an integral part of this financial statement.

CAPITAL SUISSE LLC
NOTES TO FINANCIAL STATEMENT

1. Organization and Nature of Business

Capital Suisse LLC (the "Company"), a Washington limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's offices are located in Seattle, Washington and the Company provides corporate advisory services and the private placement of securities.

The Company is a limited liability company ("LLC"), and as an LLC, the liability of the owner is generally limited to amounts invested.

2. Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition is presented in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable consists of fees earned from consulting, advisory and placement services. Two customers represented substantially all of the receivable balance at December 31, 2017. Management performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Estimated credit losses are recorded as an allowance against accounts receivable and are based on management's estimates as a result of its evaluation of the collectability of accounts receivable based on customer financial condition, economic conditions and other factors. Accounts are written off when deemed uncollectible by management. The Company historically has not experienced material credit losses and therefore no allowance for doubtful accounts was required for December 31, 2017.

Income Taxes

Capital Suisse LLC is a Washington limited liability company and is treated as a partnership for federal income tax purposes. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

Subsequent events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was February 27, 2018. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

3. Related Party Transactions

The Company had no material related party transactions for the year ended December 31, 2017.

4. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2017, the Company had net capital and net capital requirements of $65,889 and $6,305 respectively. The net capital was in excess of the required net capital level by $59,584. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.27 to 1. In accordance with Rule 15c3-1, the Company's net capital ratio cannot exceed 15 to 1.

5. Commitments and Contingencies

The Company has a non-cancelable sub-lease at its primary office through January 2018. The sub-lease reverts to month-to-month thereafter.

Other than the lease commitment noted above, as of December 31, 2017, management of the Company believes that there are no commitments, contingencies, or guarantees that may result in a loss or future obligation.